United States securities and exchange commission logo





                              August 25, 2023

       Aaron T. Ratner
       Chief Executive Officer
       Clean Earth Acquisitions Corp.
       12600 Hill Country Blvd, Building R, Suite 275
       Bee Cave, Texas 78738

                                                        Re: Clean Earth
Acquisitions Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed August 14,
2023
                                                            File No. 001-41306

       Dear Aaron T. Ratner:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2023 letter.

       Revised Preliminary Proxy Statement on Schedule 14A filed August 14,
2023

       General

   1. We note your response to prior comment 1 and are unable to concur with your analyses under Rule 135 and
Section 4(a)(2). Please update your analysis to explain if and how a different exemption
would apply for the offers related to your non-redemption incentive that began with the
offer in the May 17, 2023 letter to shareholders. Alternatively, please tell us what steps the
company will undertake to address any potential liability for these offers.
       Clean Earth's Board of Directors' Reasons for the Approval of the Business Combination
       Financial Terms, page 118

   2. We note your revised disclosure in response to prior comment 4 that in considering the
 Aaron T. Ratner
Clean Earth Acquisitions Corp.
August 25, 2023
Page 2
       terms of the current Solis bond waiver agreement with respect to the
Board   s
       recommendation that the Company   s stockholders vote for the Business
Combination, the
       Board concluded, having reviewed and evaluated the impacts in terms of the near term projections from 2023 to 2025, that even if bondholders of the Solis Bond did exercise their right to immediately transfer ownership of Solis and all of its subsidiaries to the bondholders, this would not materially move the enterprise value to projected revenue
       multiples outside of the peer group ranges used in the Board   s initial
valuation
       expectations. Please clarify whether these projected revenue multiples are the peer market multiples disclosed on page 144, which indicate an enterprise value to 2023 projected revenue multiple of 20.5x for Alternus versus that of its public market peers in the solar industry sector, which averages 19.5x.
Projected Financial Information, page 131

3. We note your revised disclosure in response to prior comment 4. Please disclose here, if true, that the near-term projections the Board considered a material input to determine the valuation of Alternus (2022 to 2025 for the BCA and 2023 to 2025 for the Amendment)
       did not assume the divestment of assets or consummation of other material terms of the
       Solis bond waiver agreements.
Financial Statements, page F-1

4. Please update the financial statements of Clean Earth Acquisitions Corp. and Alternus
       Energy Group PLC, along with the pro forma financial information and other financial information included in the Proxy in accordance with Rule 8-08 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameAaron T. Ratner
                                                             Division of
Corporation Finance
Comapany NameClean Earth Acquisitions Corp.
                                                             Office of Energy &
Transportation
August 25, 2023 Page 2
cc:       Ben Smolij, Esq.
FirstName LastName